SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TPG Pace Holdings Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G89827102**
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The Class A Ordinary Shares have no CUSIP number. The CINS number for the units which include Class A Ordinary Shares is G89827102.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G89827102	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,725,654 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,725,654 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,725,654 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.06%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. G89827102	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd. (formerly known as Highbridge International LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,725,654 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,725,654 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,725,654 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.06%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G89827102	13G/A	Page 4 of 6 Pages

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on July 10, 2017 (the "Original Schedule 13G"), with respect to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of TPG Pace Holdings Corp., a Cayman Islands exempted company (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Original Schedule 13G. This Amendment No. 1 amends and restates Items 2(a), 2(b), 2(c) and 4 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i) Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: State of Delaware

(ii) 1992 MSF International Ltd. c/o Highbridge Capital Management, LLC 40 West 57th Street, 32nd Floor New York, New York 10019 Citizenship: Cayman Islands

On July 10, 2017, Highbridge International LLC changed its name to "1992 MSF International Ltd.". The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

Item 4.	OWNERSHIP.

(a)	Amount beneficially owned:

As of the date hereof, (i) 1992 MSF International Ltd. may be deemed to beneficially own 2,725,654 Class A Ordinary Shares and (ii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd., may be deemed to be the beneficial owner of 2,725,654 Class A Ordinary Shares held by 1992 MSF International Ltd.

(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 45,000,000 Class A Ordinary Shares issued and outstanding as of November 1, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 8, 2017. Therefore, as of the date hereof, (i) 1992 MSF International Ltd. may be deemed to beneficially own 6.06% of the outstanding Class A Ordinary Shares of the Company and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 6.06% of the outstanding Class A Ordinary Shares of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Class A Ordinary Shares held by 1992 MSF International Ltd.

CUSIP No. G89827102	13G/A	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0
(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)

CUSIP No. G89827102	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director